EXHIBIT 99.5

Algonquin Power & Utilities Corp. Announces 2010 Third Quarter Financial Results

OAKVILLE, ON, Nov. 11 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the third quarter ended September 30, 2010. On October 27, 2009, Algonquin Power Income Fund became a wholly owned subsidiary of Algonquin Power & Utilities Corp. (collectively “APUC”), maintaining the same operations and business activities, but under a new corporate structure. Year-over-year results are compared to the results of Algonquin Power Income Fund in the relevant period.

Financial Highlights:

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For the third quarter of 2010, revenue was $45.4 million as compared to $45.1 million in the third quarter of 2009. The increase in revenue over 2009 is primarily the result of the acquisition of the Tinker facility in Q1 2010, increases due to results of several Liberty Water rate cases, and development, construction and supervisory fees for the Red Lily Phase I Wind Energy Facility (“Red Lily”). The increase is partially offset by lower hydrology and the impact of a stronger Canadian dollar. For the first nine months of 2010, APUC generated revenue of $134.0 million as compared to $143.8 million in the first nine months of 2009.

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Adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”) was $17.8 million in the third quarter of 2010 as compared to $20.3 million in the third quarter of 2009. The decrease in Adjusted EBITDA is primarily related to lower earnings from operations resulting from lower average hydrology and the impact of the stronger Canadian dollar. APUC generated Adjusted EBITDA of $54.4 million for the first nine months of 2010 as compared to $61.3 million for the first nine months of 2009.

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APUC reported net earnings in the third quarter of 2010 of $1.5 million or $0.02 per share as compared to net earnings of $13.1 million or $0.17 per share for the third quarter of 2009. For the first nine months of 2010, APUC reported net earnings of $2.8 million or $0.03 per share as compared to $32.6 million or $0.42 per share for the first nine months of 2009.

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Adjusted net earnings are utilized to report the net earnings of APUC without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, and interest rate swaps as these are primarily non-cash items that are not reflective of the performance of the underlying business of APUC. APUC reported adjusted net earnings of $0.9 million or $0.01 per share in Q3 2010 as compared to adjusted net earnings of $7.2 million or $0.09 per share in Q3 2009. APUC reported adjusted net earnings of $3.7 million or $0.04 per share for the first nine months of 2010 as compared to adjusted net earnings of $19.0 million or $0.24 per share for the first nine months of 2009.

Performance and Operational Highlights:

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While the wind and hydrologic conditions in the Western region during the third quarter of 2010 were slightly above long term averages, the hydrologic conditions experienced by all other regions were below long term average resources, most significantly the Ontario and New England regions. During this period, energy produced by our renewable projects represented 87% of long-term averages as compared to 111% during the third quarter of 2009.

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During the quarter, on September 14, 2010, the acquisition of California Pacific Electric Company (“CalPeco”) received a favourable proposed decision from an Administrative Law Judge of the California Public Utilities Commission (“CPUC”). On October 15, 2010, the CPUC issued its final decision approving the transaction without imposition of any material conditions. Closing of the transaction remains subject to the approval of the Public Utilities Commission of Nevada which is expected in late 2010.

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APUC continued the pursuit of rate cases for several of Liberty Water’s utilities with the receipt of a recommended order for two of its larger Arizona utilities. Total revenue increases from these rate cases, together with previously completed rate cases in Texas, represent a 2011 run rate revenue contribution of over US$10.4 million. Two rate cases in Arizona with a total requested revenue increase of $2.8 million are awaiting a recommended order, which is expected in late 2010 or early 2011.

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As a result of the major overhaul and upgrade of the energy-from-waste facility completed in the quarter the facility is operating above expectations, with 2010 operating profit not expected to be negatively impacted as compared to the previous year.

“This year has seen a focus on completing the growth initiatives which comprise our 2010 value consolidation promise, the full impact of which will be felt in 2011; we have successfully moved Calpeco through the regulatory process with closing expected to occur by the end of the year, we have made significant progress on the rate cases filed by Liberty Water and steady construction progress at Red Lily has been achieved,” stated Ian Robertson, Chief Executive Officer of APUC. “Although the first nine months have seen challenging wind and hydrologic resources at our renewable power facilities and a weakening U.S. dollar, we are well positioned to deliver on the proposition of sustainable growth in 2011 through businesses premised on economic longevity, environmental respect and community engagement.”

APUC’s financial information and analysis are available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 12, 2010, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, November 12, 2010

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID#: 4372048

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4372048# from November 12, 2010 until November 26, 2010.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Algonquin Power Co. (“APCo”), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 72,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and 2010 third quarter report, and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 18:15e 11-NOV-10